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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*





                      First Virtual Holdings Incorporated
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                  337486 10 4
                   -----------------------------------------
                                (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 8 pages

CUSIP NO.  337486 10 4             SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Next Century Communications Corp.   13-3469851
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    900,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   900,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          900,000 shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.166%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 8 pages

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)                The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11)      Aggregate Amount Beneficially Owned By Each Reporting
                   Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of
                   Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Persons--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


                                 Category                                                  Symbol
                        -------------------------------------------------                ----------
                        Broker Dealer                                                        BD
                        Bank                                                                 BK
                        Insurance Company                                                    IC
                        Investment Company                                                   IV
                        Investment Adviser                                                   1A
                        Employee Benefit Plan, Pension Fund, or Endowment                    EP
                        Fund
                        Parent Holding Company                                               HC
                        Corporation                                                          CO
                        Partnership                                                          PN
                        Individual                                                           IN
                        Other                                                                OO

Notes:
        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

        Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

        Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the


                                Page 3 of 8 pages
holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1
        (a)  Name of Issuer

        (b)  Address of Issuer's Principal Executive Offices

ITEM 2
        (a)  Name of Person Filing

        (b)  Address of Principal Business Office, if none, Residence

        (c)  Citizenship

        (d)  Title of Class of Securities

        (e)  CUSIP Number

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]Broker or Dealer registered under Section 15 of the Act

        (b) [ ]Bank as defined in section 3(a)(6) of the Act

        (c) [ ]Insurance Company as defined in section 3(a)(19) of the act

        (d) [ ]Investment Company registered under section 8 of the Investment Company Act

        (e) [ ]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund; see Section 240.13d-1(b)(ii)(F)

        (g) [ ]Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) [ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

        If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)   Amount Beneficially Owned

        (b)   Percent of Class



                                Page 4 of 8 pages

        (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote
            (ii) shared power to vote or to direct the vote
            (iii)sole power to dispose or to direct the disposition of
            (iv) shared power to dispose or to direct the disposition of

Instructions: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(l).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February  13, 1998
                                   ---------------------------------------------
                                                      Date

                                   /s/ Jon Rubin
                                   ---------------------------------------------
                                                      Signature

                                   Jon Rubin, President
                                   ---------------------------------------------
                                                      Name/Title



                                Page 5 of 8 pages

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




                                Page 6 of 8 pages

                            APPENDIX TO SCHEDULE 13G


ITEM 1
        (a)  Name of Issuer                                                                     First Virtual Holdings Incorporated

        (b)  Address of Issuer's Principal Executive Offices                                    11975 El Camino Real, Suite 300
                                                                                                San Diego, CA 92130

ITEM 2
        (a)  Name of Person Filing                                                              Next Century Communications Corp.

        (b)  Address of Principal Business Office, if none, Residence                           1400 Key Boulevard, First Floor
                                                                                                Arlington, VA 22209

        (c)  Citizenship                                                                        Delaware


        (d)  Title of Class of Securities                                                       Common Stock

        (e)  CUSIP Number                                                                       337486 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]Broker or Dealer registered under Section 15 of the Act

        (b) [ ]Bank as defined in section 3(a)(6) of the Act

        (c) [ ]Insurance Company as defined in section 3(a)(19) of the act

        (d) [ ]Investment Company registered under section 8 of the Investment Company Act

        (e) [ ]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund; see Section 240.13d-1(b)(ii)(F)

        (g) [ ]Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) [ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

        If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)   Amount Beneficially Owned

As of December 31, 1997, Next Century Communication owned of record and beneficially 900,000 shares and held an option to purchase 135,000 additional shares for $6.40 per share. The Shares owned by Next Century represent 10.166% of the Shares of the Issuer reported by it as outstanding as of December 31, 1997. The Shares purchasable by Next Century pursuant to the option held by it are not reported as beneficially owned in the tabular summary on page 2 of this schedule because the exercise price is 400% of the current market price. The optioned Shares represent 1.525% of the Issuer's outstanding Shares. Next Century has the sole power to vote and dispose of all of the Shares owned by it.

        (b)   Percent of Class                                 10.166%

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote     See Row 5 of
                  cover page

            (ii)  shared power to vote or to direct the vote   See Row 6 of
                  cover page

            (iii) sole power to dispose or to direct the disposition of
                  See Row 7 of cover page

            (iv) shared power to dispose or to direct the disposition of See Row 8 of cover page


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

        N/A

                            APPENDIX TO SCHEDULE 13G

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Although Next Century has disclaimed that it is filing this schedule as a member of a group, it notes that Next Century's principal executive officer, Jon M. Rubin, beneficially owns 250,000 shares in addition to the shares owned by Next Century. Mr. Rubin also holds an option to purchase 90,000 additional shares for $6.40 per share. Next Century disclaims beneficial ownership of Mr. Rubin's shares and option. Mr. Rubin resigned as a director of the issuer in November 1997.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP


     N/A